Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Combined Fixed Charges and Preferred Stock Dividend Requirements

($ In Millions)

	Three Months Ended June 30, 2008	Six Months Ended June 30, 2008
Excluding Interest on Deposits:
Fixed Charges:
Interest Expense (excluding interest on deposits)	$190	$418
One-Third of Rents, Net of Income from Subleases	7	14
Preferred Stock Dividends	—	—

Total Fixed Charges	$197	$432

Earnings:
Income (Loss) Before Income Taxes	$(117)	$307
Fixed Charges - Excluding Preferred Stock Dividends	197	432

Total Earnings	$80	$739

Ratio of Earnings to Fixed Charges, Excluding
Interest On Deposits	0.41x	1.71x

Including Interest on Deposits:
Fixed Charges:
Interest Expense	$468	$1,095
One-Third of Rents, Net of Income from Subleases	7	14
Preferred Stock Dividends	—	—

Total Fixed Charges	$475	$1,109

Earnings:
Income (Loss) Before Income Taxes	$(117)	$307
Fixed Charges - Excluding Preferred Stock Dividends	475	1,109

Total Earnings	$358	$1,416

Ratio of Earnings to Fixed Charges, Including
Interest On Deposits	0.75x	1.28x